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                             February 28, 2022

       Wenjie Tang
       Chief Executive Officer
       AGM Group Holdings, Inc.
       Room 1502-3 15/F., Connaught Commercial Building,
       185 Wanchai Road
       Wanchai, Hong Kong

                                                        Re: AGM Group Holdings,
Inc.
                                                            Amendment No. 2 to
Registration Statement on Form F-3
                                                            Filed February 14,
2022
                                                            File No. 333-262107

       Dear Mr. Tang:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 1, 2022 letter.

       Amendment No. 2 to Registration Statement on Form S-3

       Our Company, page 1

   1. We are unable to locate responsive disclosure to our prior comment 2. Please refer to that comment and include a
discussion of legal and operational risks associated with being based in or having the
majority of the company   s operations in China in your prospectus
                                                        summary.
 Wenjie Tang
FirstName LastNameWenjie
AGM Group   Holdings, Inc. Tang
Comapany28,
February  NameAGM
            2022      Group Holdings, Inc.
February
Page 2 28, 2022 Page 2
FirstName LastName
       Please contact Austin Pattan, Staff Attorney, at (202) 551-6756 or Jeff Kauten, Staff
Attorney, at (202) 551-3447 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:      Yarona L. Yieh